

August 16, 2013

Via Facsimile
Mr. Keith E. Pratt
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94551-7800

>   **Re: McGrath RentCorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 65

1.   We note your revenue recognition policy states that you recognize revenue for modular building rental related services including dismantlement and return delivery on a straight line basis over the term of the lease. Please explain why you believe it's appropriate to

recognize these revenues over the lease term, rather than in the period the services are performed.

Comprehensive Income, page 70

2.   Your disclosure states that comprehensive income and net income are equivalent for all periods presented. Please tell us whether or not you recognized in any period presented, a foreign currency translation adjustment associated with your Canadian operations. If so, please explain why comprehensive income and net income are equivalent.

Note 5 – Benefit Plans

Stock Options, page 74

3.   Please refer to ASC 718-10-50 and provide all the required disclosures contemplated in the guidance relating to your share based payment arrangements. Please provide us with your draft disclosure revisions as part of your response.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Keith E. Pratt
McGrath Rentcorp
August 16, 2013
Page 3

       You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief